                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                               NOVOSTE CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    67010C100
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------

1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 2 of 13 Pages
--------------------------                                ----------------------

=============== ================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)

                                                                         / / (b)
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    WC
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------- --------------------- ------------------------------------------
  NUMBER OF              7            SOLE VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH                                   2,433,207
  REPORTING
 PERSON WITH
                --------------------- ------------------------------------------
                         8            SHARED VOTING POWER

                                            - 0 -
                --------------------- ------------------------------------------
                         9            SOLE DISPOSITIVE POWER

                                            2,433,207
                --------------------- ------------------------------------------
                         10           SHARED DISPOSITIVE POWER

                                            - 0 -
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            2,433,207
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                               / /
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            14.9%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                            PN
=============== ================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 3 of 13 Pages
--------------------------                                ----------------------

=============== ================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)

                                                                         / / (b)
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    OO
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------- --------------------- ------------------------------------------
  NUMBER OF              7            SOLE VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH                                   2,433,207
  REPORTING
 PERSON WITH
                --------------------- ------------------------------------------
                         8            SHARED VOTING POWER

                                            - 0 -
                --------------------- ------------------------------------------
                         9            SOLE DISPOSITIVE POWER

                                            2,433,207
                --------------------- ------------------------------------------
                         10           SHARED DISPOSITIVE POWER

                                            - 0 -
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            2,433,207
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                               / /
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            14.9%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                            OO
=============== ================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 4 of 13 Pages
--------------------------                                ----------------------

=============== ================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)

                                                                         / / (b)
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    OO
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------- --------------------- ------------------------------------------
  NUMBER OF              7            SOLE VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH                                   2,433,207
  REPORTING
 PERSON WITH
                --------------------- ------------------------------------------
                         8            SHARED VOTING POWER

                                            - 0 -
                --------------------- ------------------------------------------
                         9            SOLE DISPOSITIVE POWER

                                            2,433,207
                --------------------- ------------------------------------------
                         10           SHARED DISPOSITIVE POWER

                                            - 0 -
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            2,433,207
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                               / /
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            14.9%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                            IN
=============== ================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 5 of 13 Pages
--------------------------                                ----------------------

     The  following  constitutes  Amendment  No. 3  ("Amendment  No.  3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

     Item 4 is hereby amended to add the following:

     On November 10, 2004, the Reporting  Persons entered into a Confidentiality and  Standstill  Agreement  with the Issuer  (the  "Agreement").  The  Agreement provides that, among other things,  the Chief Executive Officer of the Issuer is
authorized  to  discuss  certain  non-public,   confidential  matters  with  the
Reporting  Persons to enable the Reporting  Persons to advise the management and
Board of Directors as to the appropriate strategic direction that the Issuer may take. The Reporting Persons also agreed not to use such Confidential Information
(as  defined in the  Agreement)  to divert or attempt to divert any  business or customer  of the Issuer and agree not to employ or attempt to employ an employee of the Issuer.  In exchange  for access to such  Confidential  Information,  the
Reporting  Persons have agreed to refrain from,  without express written consent of the Issuer,  acquiring  additional shares or disposing  currently held shares for a period of 42 calendar days that would change their beneficial ownership of securities  of the Issuer as reported in this  Amendment No. 3. The Agreement is filed as Exhibit No. 1 to this  Amendment  No. 3 and is  incorporated  herein by reference.

     Item 7 is hereby amended to add the following exhibit:

               1.   Confidentiality  and  Standstill   Agreement  by  and  among
                    Novoste  Corporation and Steel Partners II, L.P. dated as of
                    November 10, 2004

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 6 of 13 Pages
--------------------------                                ----------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2004               STEEL PARTNERS II, L.P.

                                        By:  Steel Partners, L.L.C.
                                             General Partner

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 7 of 13 Pages
--------------------------                                ----------------------

                                  EXHIBIT INDEX

                                      Exhibit                               Page
                                                                            ----

1.   Confidentiality  and  Standstill  Agreement by and among  Novoste         8
     Corporation  and Steel Partners II, L.P. dated as of November 10,
     2004

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 8 of 13 Pages
--------------------------                                ----------------------

               CONFIDENTIALITY AND STANDSTILL AGREEMENT

     This Confidentiality and Standstill Agreement (this "Agreement") is entered into as of November 10, 2004 by and among Novoste Corporation  ("Novoste" or the
"Company") and Steel Partners II, L.P. (the "Shareholder").

     WHEREAS,  the Board of Directors of Novoste has authorized Alfred J. Novak,
Chief  Executive  Officer  of  Novoste,  to discuss  matters of mutual  interest regarding Novoste with the Shareholder;

     WHEREAS,  the  matters to be  discussed  by Mr.  Novak and the  Shareholder involve confidential, non-public information;

     NOW  THEREFORE,  in  consideration  of the mutual  promises and  agreements hereinafter  set forth,  and intending to be legally  bound hereby,  the parties hereto agree as follows:

     1.   CONFIDENTIAL INFORMATION.

          For purposes of this  Agreement,  "Confidential  Information"  will be deemed to include:

          (a)  any  information  (including  any  technology,  know-how,  patent application,  test result,  research study,  business plan, budget,  forecast or
projection  and  any  information   regarding  proposed  business   combinations
involving the Company, liquidation or dissolution of the Company, asset sales by the Company or similar strategic  transactions)  relating directly or indirectly to the business of the Company,  any  predecessor  entity or any  subsidiary  or other affiliate of the Company (whether  prepared by the Company or by any other
Person and  whether  or not in  written  form) that is, has been or will be made available  to  you  by or on  behalf  of  the  Company,  however,  "Confidential
Information" shall not include any information:

               (i) which is generally known to the public other than as a result of disclosure by you in breach of this Agreement,

               (ii) which was available to you on a non-confidential basis prior to this Agreement,

               (iii)  which is  received  by you from a third  party  who is not prohibited  from  disclosing  same by a  contractual,  fiduciary  or other legal obligation to you,

               (iv)  which  is  independently  developed  by or for you  without violating its obligations hereunder, or

               (v)  which  is  disclosed  pursuant  to an  order  of a court  of competent jurisdiction;

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 9 of 13 Pages
--------------------------                                ----------------------

               (b)   any    memorandum,    analysis,    compilation,    summary,
interpretation, study, report or other document, record or material that is, has been or will be prepared by or for you and that contains,  reflects,  interprets or is based directly or indirectly  upon any information of the type referred to in clause "(a)" of this sentence; and

               (c) the existence and terms of this Agreement,  and the fact that information  of the type  referred to in clause "(a)" of this  sentence has been made available to you.

     2.   LIMITATIONS ON USE AND DISCLOSURE OF CONFIDENTIAL INFORMATION.

          (a) You agree that you will not use the  Confidential  Information for any purpose other than to ass n the rnent and Board of Directors of the Company, as to your views on the appropriate  strategic,  direction of the, Company.  You agree  not to id  sclose  or allow  disclosure  to  others  of any  Confidential
Information.

          (b) You agree that you will not use the  Confidential  Information  in any way directly or indirectly  detrimental  to the business of the Company:  In particular, you agree you and your affiliates will not, as a result of knowledge or information obtained from the Confidential Information: (i) divert or attempt to divert any business or customer of the Company or any of its  affiliates;  nt
(ii)  employ or attempt to employ or divert an employee of the Company or any of its affiliates,  provided, however, that if any employee is hired by one of your affiliates  pursuant to a newspaper  advertisement or general  solicitation,  it shall not be deemed a breach of this Section 2(b).

          (c) In the event that you are  requested or required  (by  deposition, interrogatories,  requests for  information  or documents in legal  proceedings, subpoenas,  civil investigative  demand or similar process),  in connection with any  proceeding,  to disclose any  Confidential  Information,  you will give the
Company prompt written notice of such request or requirement so that the Company may seek an appropriate protective order or other remedy and/or waive compliance with the provisions of this  Agreement,  and you will cooperate with the Company to obtain such  protective  order.  In the event that such  protective  order or other remedy is not obtained or the Company waives  compliance with the relevant provisions  of this  Agreement,  you  will  furnish  only  that  portion  of the
Confidential  Information  which,  in the written  opinion of your  counsel,  is legally  required to be disclosed.  It is further agreed that, if in the absence of a protective  order you are  nonetheless  legally  compelled to disclose such information,  you may make such  disclosure  provided  that you give the Company notice of the information to be disclosed as far in advance of its disclosure as is practicable and, upon the Company's request,  use your best efforts to obtain assurances that confidential treatment will be accorded to such information.

     3.   STANDSTILL AGREEMENT.

          You hereby  acknowledge that you are aware that the securities laws of the United States prohibit any Person who has material,  non-public  information concerning  the Company or a possible  transaction  involving  the Company  from purchasing or selling securities in reliance

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                   Page 10 of 13 Pages
--------------------------                                ----------------------

upon such information or from communicating such information to any other Person or entity under  circumstances  in which it is reasonably  foreseeable that such
Person or entity is likely to purchase or sell such  securities in reliance upon such information.

          Furthermore,  in consideration of the Confidential  Information  being furnished to you, you agree that until the  expiration  of 42 calendar days from the date of this  Agreement,  you shall not, and shall cause your affiliates not to,  without the express  written  permission  of the Company (i) in any manner, acquire,  agree  to  acquire  or make  any  proposal  to  acquire,  directly  or indirectly,  by means of purchase  (open-market  or  otherwise)  from any person other than the Company,  beneficial  ownership of any  securities or property of the Company or any of its subsidiaries or (ii) in any manner,  dispose, agree to dispose or make any  proposal to dispose,  directly or  indirectly,  by means of sale, assignment, transfer, encumbrance, contract to sell, grant of an option to purchase or in any other  manner,  beneficial  ownership  of any  securities  or property of the Company or any of its subsidiaries.

     4.   RETURN OF CONFIDENTIAL INFORMATION.

          Upon the request of the Company at any time after the date hereof, you will  promptly  deliver to the Company  any  Confidential  Information  (and all
copies thereof)  obtained or possessed by you.  Notwithstanding  the delivery to the Company (or the destruction by you) of Confidential  Information pursuant to this Section 4, you will continue to be bound by the confidentiality obligations and other obligations under this Agreement.

     5.   NO WAIVER.

          No failure or delay by the Company in exercising  any right,  power or privilege under this Agreement will operate as a waiver  thereof,  and no single or partial  exercise of any such right,  power or  privilege  will  preclude any other or future  exercise  thereof or the exercise of any other right,  power or privilege under this Agreement.  No provision of this Agreement can be waived or amended  except by means of a written  instrument  that is validly  executed  on behalf of the Company and that refers  specifically to the particular  provision or provisions being waived or amended.

     6.   REMEDIES.

          You shall  indemnify  and hold  harmless the Company and the Company's affiliates  against and from, and shall compensate and reimburse the Company and the Company's  affiliates  for, any damage,  loss,  claim,  liability or expense
(including  reasonable legal fees and the cost of enforcing the Company's rights under  this  Agreement)  arising  directly  or  indirectly  out of or  resulting
directly  or  indirectly  from  any   unauthorized  use  or  disclosure  of  any
Confidential  Information or any other breach of this Agreement. You acknowledge and agree that money damages would not be a sufficient  remedy for any breach of this  Agreement by you and that the Company would suffer  irreparable  harm as a result of any such  breach.  Accordingly,  the Company  also will be entitled to equitable relief, including injunction and specific performance, as a remedy for any breach or  threatened  breach of this  Agreement  and you  further  agree to waive,  any  requirements  for the securing or posting of any bond in connection with such remedy. The  indemnification  and equitable remedies referred to above will

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                   Page 11 of 13 Pages
--------------------------                                ----------------------

not be deemed to be the exclusive  remedies for a breach of this Agreement,  but rather will be in addition to all other  remedies  available at law or in equity to the Company.  In the event of  litigation  relating to this  Agreement,  if a court of  competent  jurisdiction  determines  that (i) you have  breached  this
Agreement, you will be liable for, and will pay to the Company and the Company's affiliates,  the reasonable legal fees incurred by the Company and the Company's affiliates in connection  with such  litigation  (including any appeal  relating thereto) or (ii) the Company has breached  this  Agreement,  the Company will be liable  for and will pay to you or your  affiliates  the  reasonable  legal fees incurred  by you  and  your  affiliates  in  connection  with  such  litigations
(including any appeal relating thereto).

     7.   SUCCESSORS AND ASSIGNS; APPLICABLE LAW; JURISDICTION AND VENUE.

          This Agreement will be binding upon you and your heirs, successors and assigns,  and will inure to the benefit of the Company  and its  affiliates  and their respective heirs,  successors and assigns. This Agreement will be governed by and  construed in accordance  with the laws of the State of Florida  (without giving effect to  principles of conflicts of laws).  You: (a) consent and submit to the non-exclusive jurisdiction of the state and federal courts located in the
State of Florida for purposes of any action,  suit or proceeding  arising out of or relating to this Agreement;  (b) irrevocably  and  unconditionally  waive any objection to the laying of venue of any action,  suit or  proceeding  brought by the Company arising out of or relating to this Agreement in any state or federal court located in the State of Florida;  and (c) irrevocably and  unconditionally waive the right to plead or claim, and irrevocably and unconditionally agree not to plead or claim,  that any action,  suit or proceeding  brought by the Company arising  out of or relating  to this  Agreement  that is brought in any state or federal  court  located  in  the  State  of  Florida  has  been  brought  in  an inconvenient  forum.

     8.   MISCELLANEOUS

          (a) The term  "Person,"  as used in this  Agreement,  will be  broadly interpreted to include any individual and any corporation,  partnership, entity, group, tribunal or governmental authority.

          (b) The  bold-faced  captions  appearing in this  Agreement  have been included only for  convenience  and shall not affect or be taken into account in the interpretation of this Agreement.

          (c)  The  invalidity  or  unenforceability  of any  provision  of this
Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

          (d) By making Confidential  Information or other information available to you, the Company is not, and shall not be deemed to be,  granting  (expressly or by  implication)  any  license or other  right  under or with  respect to any patent, trade secret, copyright,  trademark or other proprietary or intellectual property right.

          (e) This Agreement  constitutes the entire  agreement  between you and the Company regarding the subject matter hereof.

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                   Page 12 of 13 Pages
--------------------------                                ----------------------

          (f) This Agreement and all obligations  created hereunder shall expire one year from the date hereof.

          (g) This Agreement may be executed in counterparts  which,  when taken together, shall constitute one and the same instrument.

                                     * * *

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                   Page 13 of 13 Pages
--------------------------                                ----------------------

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                      NOVOSTE CORPORATION

                                    By:     /s/ Daniel G. Hall
                                            -------------------------------------
                                    Name:   Daniel G. Hall
                                    Title:  Vice President, Secretary and
                                            General Counsel

STEEL PARTNERS II, L.P.

By:    /s/ Warren Lichtenstein
       ---------------------------
Name:  Warren Lichtenstein
Title: Managing Member of General Partner